Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Financial Statements” in the Statement of Additional Information dated April 24, 2024, and included in this Post-Effective Amendment No. 29 to the Registration Statement (Form N-4 File No. 333-101231) of WoodmenLife Variable Annuity Account (the “Registration Statement”).

We also consent to the use of our reports (1) dated April 24, 2024, with respect to the statutory-basis financial statements and supplemental schedules of Woodmen of the World Life Insurance Society and (2) dated April 24, 2024, with respect to the financial statements of each of the subaccounts within WoodmenLife Variable Annuity Account for the year ended December 31, 2023, included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

April 30, 2024